SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 7)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

535919203

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,278,176
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,278,176
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,278,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,297,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,297,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,297,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 535919203	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,297,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,297,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,297,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,261,899
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,261,899
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,261,899
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,288,576
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,288,576
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,288,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 7 of 11 Pages

Page 8 of 11 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 7, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”) and on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 the “Schedule 13D”), and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). The securities reported herein were previously reported on Schedule 13G, filed on August 19, 2005, as amended on January 26, 2006, June 22, 2007, February 14, 2008, September 22, 2008 and March 9, 2009. Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 6.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase reported in this Statement by Institutional Partners III will be the working capital of Institutional Partners III. This purchase is scheduled to settle on September 2, 2011.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 30, 2011, Dr. Rachesky, on behalf of his affiliated investment funds, entered into an agreement (the “Purchase Agreement”) with Carl C. Icahn and Brett Icahn (together with their affiliated funds, “Icahn”) pursuant to which Dr. Rachesky agreed to purchase, and Icahn agreed to sell, 11,040,493 Common Shares at a price of US$7.00 per Common Share for aggregate cash consideration of US$77,283,451. Dr. Rachesky and Icahn agreed to use their respective best efforts to cause this transaction to settle as soon as possible, but in no event later than September 2, 2011. All 11,040,493 Common Shares purchased pursuant to the Purchase Agreement will be acquired and held by Institutional Partners III following settlement.

Pursuant to the Purchase Agreement, Dr. Rachesky and Icahn agreed to cooperate to take all necessary actions to cause all currently pending litigation between or among them to be dismissed with prejudice as soon as possible following the settlement of the transactions contemplated by the Purchase Agreement and the Lions Gate Agreement (as defined below) (the “Settlement Time”). Dr. Rachesky and Icahn also agreed to a general release, as of the Settlement Time, of claims which have been or may in the future be suffered or sustained in any way relating to the Issuer up to the date of the Purchase Agreement (but generally excluding claims related to the Purchase Agreement). Dr. Rachesky and Icahn also agreed, for a period of approximately 35 business days, to refrain from making disparaging statements about the other parties to the Purchase Agreement or their directors, officers and affiliates, in each case relating to the Issuer.

Under the Purchase Agreement, Icahn also agreed to refrain from voting the Common Shares over which he has voting control for the election of directors at the annual general meeting of the Issuer’s shareholders to be held on September 13, 2011.

In addition, on August 30, 2011, Icahn entered into a separate agreement with the Issuer (the “Lions Gate Agreement”), pursuant to which, among other things, two wholly owned subsidiaries of the Issuer purchased 11,040,493 Common Shares from Icahn at a price of US$7.00 per Common Share, for aggregate cash consideration of US$77,283,451. The Lions Gate Agreement also provides that the Issuer has the right, for 35 business days following the date of the Lions Gate Agreement, to designate one or more parties, including pursuant to a registered offering, to purchase from Icahn up to 22,080,985 Common Shares at a price of US$7.00 per Common Share. Further information concerning the Lions Gate Agreement was disclosed by the Issuer on a Current Report on Form 8-K, dated August 30, 2011.

The preceding description is qualified in its entirety by reference to the terms of the Purchase Agreement, which is filed as Exhibit 1 to this Statement and is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The percentages set forth below are based on information contained in the Issuer’s Definitive Proxy Statement filed on August 12, 2011, which disclosed that there were 137,170,164 Common Shares outstanding as of August 5, 2011.

(a) (i) Master Account may be deemed to be the beneficial owner of 2,370,023 Common Shares held for its own account (approximately 1.7% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 316,650 Common Shares held for its own account (approximately 0.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 2,686,673 Common Shares (approximately 2.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,370,023 Common Shares held for the account of Master Account and (B) 316,650 Common Shares held for the account of Capital Partners (100).

(iv) Institutional Partners II may be deemed to be the beneficial owner of 2,352,223 Common Shares held for its own account (approximately 1.7% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Institutional Partners IIA may be deemed to be the beneficial owner of 5,925,953 Common Shares held for its own account (approximately 4.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) Institutional Advisors II may be deemed to be the beneficial owner of 8,278,176 Common Shares (approximately 6.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,352,223 Common Shares held for the account of Institutional Partners II and (B) 5,925,953 Common Shares held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed to be the beneficial owner of 40,297,050 Common Shares held for its own account (approximately 29.4% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) Institutional Advisors III may be deemed to be the beneficial owner of 40,297,050 Common Shares (approximately 29.4% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 40,297,050 Common Shares held for the account of Institutional Partners III.

(ix) Fund Management may be deemed to be the beneficial owner of 51,261,899 Common Shares (approximately 37.4% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Page 9 of 11 Pages

(x) Dr. Rachesky may be deemed to be the beneficial owner of 51,288,576 Common Shares (approximately 37.4% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management, (b) 8,333 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in two equal installments on September 15, 2011 and September 15, 2012 and (c) 18,344 shares held directly.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 2,370,023 Common Shares which may be deemed to be beneficially owned by Master Account as described above and (y) the sole power to direct the voting of 2,370,023 Common Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 316,650 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above and (y) the sole power to direct the voting of 316,650 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,686,673 Common Shares which may be deemed to be beneficially owned by Advisors as described above and (y) the sole power to direct the voting of 2,686,673 Common Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 2,352,223 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above and (y) the sole power to direct the voting of 2,352,223 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 5,925,953 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above and (y) the sole power to direct the voting of 5,925,953 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 8,278,176 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above and (y) the sole power to direct the voting of 8,278,176 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 40,297,050 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above and (y) the sole power to direct the voting of 40,297,050 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 40,297,050 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above and (y) the sole power to direct the voting of 40,297,050 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of 51,261,899 Common Shares which may be deemed to be beneficially owned by Fund Management as described above and (y) the sole power to direct the voting of 51,261,899 Common Shares which may be deemed to be beneficially owned by Fund Management as described above.

(x) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 51,288,576 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above and (y) the sole power to direct the voting of 51,288,576 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) On August 30, 2011, Dr. Rachesky, on behalf of Institutional Partners III, agreed to purchase 11,040,493 Common Shares at US$7.00 per Common Share from Carl C. Icahn. This transaction is scheduled to settle on September 2, 2011.

Page 10 of 11 Pages

(d)(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above and Exhibit 1 to this Statement are incorporated into this Item 6 by reference.

Item  7. Material to be filed as Exhibits.

Exhibit No.	Description
1	Purchase Agreement, dated as of August 30, 2011, by and among Carl C. Icahn, Brett Icahn and their affiliated funds and Mark H. Rachesky and his affiliated funds

Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 31, 2011	MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

	By:	/s/ Hal Goldstein, Attorney in Fact